MESSAGE FROM OUR CEO

Dear Stakeholders,

Despite the challenges of the persisting COVID-19 pandemic, Endeavour Silver marked significant progress over the past year. We re-imagined work within a new context and our employees made an exemplary effort in protecting each other, delivering exceptional results in 2021 and setting the stage for growth in the coming years.

Business and market highlights

Amidst the pandemic uncertainty and the completion of our management succession plan - fulfilled through my first year as CEO, Christine West as CFO, and Bradford Cooke stepping into the role of Executive Chair - we can be proud of our many achievements.  Our annual consolidated production guidance was increased and ultimately surpassed; we completed the acquisition of the Bruner gold exploration project in Nevada; we divested ourselves of the El Cubo mine; we replaced reserves and increased resources at Guanaceví and Bolañitos; and we completed a positive feasibility study for the Terronera project.

We also successfully implemented a short-term sales strategy by temporarily withholding metal sales in order to profit from price fluctuations. This approach served us well in light of the capital markets and inflationary concerns that drove market sentiment.  In this environment, precious metals saw a healthy rebound in prices and the industry enjoyed strong fundamentals. With silver's status as a 'hybrid' metal, being both an inflation hedge and a critical industrial metal required to support green energy and decarbonization, we are excited by the opportunity to build new silver mines in the drive for a more sustainable future.

Strong financial and operating performance

Through the efforts of our 1,259 employees and 493 contractors, we delivered on a number of fronts. We surpassed the upper end of our consolidated production guidance, due to continuing strong performance at Guanaceví, which totalled 4.9 million ounces of silver and 42,000 ounces of gold. As a result, we recorded the highest revenue in five years of $165.3 million and marked an EBITDA(1) increase of 87% to $54.9 million compared to 2020. Mine operating cash flow before taxes(1) was $61.9 million (2020: $56.2 million) driving earnings of $14 million or $0.08 per share (2020: $1.2 million or $0.01 per share). Our balance sheet also remains exceptionally strong with a cash balance of $103.3 million at year end.

These strong results reflect continued strong demand for both silver and gold, with average London fix prices of $25.14 per ounce silver and $1,799 per ounce gold in 2021.  At the same time, industry-wide inflationary pressures and global supply chain constraints resulted in higher costs. As a result, both the Guanaceví and Bolañitos operations experienced increased labour, power and consumables costs. Our 2021 cash cost(1) and all in sustaining cost(1), net of gold credits, each rose year-on-year by 68% and 16% to $9.31 per ounce and $20.34 per ounce, respectively.

This past year, we suspended operations at our El Compas mine, representing 5% of consolidated production, which was high cost and had limited remaining reserves. While closing a mine is never an easy decision, we supported our workforce as best as we could and successfully transferred a number of employees across our other sites and regional office.

Exploration and development adds future value

Growth is what will propel us forward. As such, I am pleased that our organic growth profile is among the best in the silver industry. We have a portfolio of promising exploration projects that will generate long-term value for shareholders, including the Parral project in Mexico, high impact discovery potential in Chile's Aida project, the Bruner gold exploration project in Nevada, and multiple exploration opportunities in Mexico.  This includes the recently announced proposed acquisition of the Pitarrilla Project, which is one of the world's largest undeveloped silver deposits, where we can leverage our regional expertise.

In particular, our largest "in-house" discovery to date, the Terronera project, is our next core asset and the cornerstone of our next phase of growth.  During 2021, we published a comprehensive feasibility study that provided robust economic returns, indicating that Terronera will double our consolidated production, with estimated cost profile that will be in the lowest quartile amongst the primary silver producers.  With confidence in the project costs and operability, we continued our positive consultation with the community and all levels of government and started preliminary construction activities. The project team has advanced front-end engineering, initiated procurement of major equipment, begun land clearing and is maintaining both a temporary camp and preparing work on a permanent camp for our growing team. We are currently completing financial due diligence for project financing and expect that a final development decision from the Board will be made in the coming months. The Terronera, Parral and Pitarrilla projects are the key cornerstones of Endeavour's sector-leading long-term growth profile.

Sustainability in sharp focus

For everyone at Endeavour Silver, achieving sustainability across our business and our communities matters deeply. While the immediate health and safety of our people and maintaining the productivity of our operations were dominant themes in 2021, we continued to deepen our sustainability commitments and investments. For instance, we finalized our new Sustainability Strategy, which sets out priorities, actions and targets over the next three years, to bring positive social impacts to our people, elevate our environmental stewardship, and lead a healthy, long-term business.

I highlight our strategy's 'people' pillar, since our people remain at the core of everything we do. In 2021, we made concerted efforts to support our workforce by implementing health protocols to mitigate pandemic risks and by also making significant enhancements to Endeavour's safety program. This has already resulted in lower reportable injury and lost time frequency rates. Despite this tremendous, steady progress, a single tragic fatality at Guanaceví in 2021 reinforces the importance of continued vigilance and advancement of our safety culture. We will continue to do everything we can to avoid a recurrence and will persist until zero harm is achieved and sustained across our business.

The Sustainability Strategy truly emphasizes long-sighted change. We're boosting our educational outreach and donations to communities, intensifying our environmental actions to support a more sustainable future, and advancing our "ICARE" Values program so that employees readily understand, feel connected to, and model the values that are the company's foundation.

2022 outlook and beyond

With the previously described elements working in combination, we have entered 2022 with optimism and a distinct plan to generate value for our shareholders with a focus on several key objectives for the year. They include:

  Continue to optimize our operations, with a focus on delivering free cash flow, raising productivity, improving safety and cost control;
  Advance the Terronera Project to become our new core asset and one of the lowest cost mines in the silver sector;
  Complete further drilling at Parral and analyze the economics of various scales and options for production,
  Complete the Pitarrilla Transaction and define a current National Instrument 43-101 compliant resource as a basis for economic analysis
  Grow through accretive M&A opportunities to enhance our production and organic growth profile.

With long-term investor value creation top of mind, we are focused on building on our solid foundation and unlocking the compelling value embedded in our portfolio for exceptional long term equity returns for our shareholders.

I would like to conclude by thanking our entire team, including our operations, exploration, development and administrative groups, for working relentlessly and delivering a very rewarding year. And, I wish to sincerely thank our previous Chairman, Geoff Handley, for his work and commitment to the Company over many years.  In addition, I welcome to the Board Amy Jacobsen, a respected mining sector executive who was recognized among the 100 global inspirational women in mining in 2020 and who has further strengthened our diverse and seasoned leadership team.

The above points highlight how Endeavour Silver is building a 'Bridge to the Future'. We are moving forward with confidence, building on our historic strengths, financial position, proven performance and organic growth profile, which will enable us to seize compelling growth opportunities before us.

Sincerely,

Dan Dickson,

Chief Executive Officer & Director

March 2022

Notes:

(1) These are non-IFRS financial measures and ratios.  Further details on these non-IFRS financial measures and ratios can be found in the section "Non-IFRS Measures" in the December 31, 2021 MD&A available on SEDAR at www.sedar.com and on the Company's website.

(2) This Message from our CEO contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2022 including changes in mining operations and forecasts of production levels, anticipated production costs and all-in sustaining costs, the timing and results of various activities and the impact of the COVID 19 pandemic on operations. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the ultimate impact of the COVID 19 pandemic on operations and results, changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.